Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

											Three Months
											Ended
	Year Ended September 30,										December 31,
	2006		2007		2008		2009		2010		2010
Earnings:
Earnings from continuing operations before income taxes	$2,695		3,107		3,645		2,450		2,879		713
Fixed charges	308		356		351		362		398		96
Earnings, as defined	$3,003		3,463		3,996		2,812		3,277		809

Fixed Charges:
Interest expense	$225		261		244		244		280		66
One-third of all rents	83		95		107		118		118		30
Total fixed charges	$308		356		351		362		398		96

Ratio of Earnings to Fixed Charges	9.7	X	9.7	X	11.4	X	7.8	X	8.2	X	8.5	X